February 16, 2006

Mr. Mark Gustafson
President
Triangle Petroleum Corporation
Suite 1110, 521-3rd Avenue SW
Calgary, Alberta, Canada T2P 3T3

Re:	Triangle Petroleum Corporation
		Registration Statement on Form SB-2
      Filed January 18, 2006
	File No. 333-131099

Dear Mr. Gustafson:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. Where appropriate, provide further disclosure regarding the terms and provisions of the callable secured convertible notes and warrants. In this regard, please emphasize how such a large number of shares with such steep discounts may (1) lead to the sale of potentially controlling amounts of shares; and (2) significantly deflate the market price of your common stock in only a few years.
2. Please ensure to file all material agreements as exhibits. For instance, we are only able to locate one secured convertible debenture for $5,000,000 issued by you to Cornell Capital Partners,
LP.

3. We note that you have entered into an escrow agreement with Cornell Capital Partners, LP pursuant to which the escrow agent will continue to hold the escrow funds until you and Cornell Capital Partners, LP execute a Joint Written Direction directing the escrow agent to disburse such funds. Please advise us of the amount of escrow funds disbursed to date.

Plan of Distribution, page 35

4. We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Selling Stockholders, page 38

5. Determine whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.
6. Please disclose the affiliations, if any, that existed between you and the selling shareholders prior to entering the securities purchase agreements.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									Tangela S. Richter
									Branch Chief


      cc:  J. Wynn

            via facsimile
      James Turner
            Sichenzia Ross Friedman Ference LLP
            (212) 930-9725
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Mr. Mark Gustafson
Triangle Petroleum Corporation
February 16, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010